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                                  [LETTERHEAD]


July 22, 1997


ENERGY WEST, INCORPORATED
1 First Avenue South
Great Falls, MT 59401

RE: Registration Statement on Form S-2
    $8,000,000 of Notes due June 1, 2012

Ladies and Gentlemen:

I am Corporate Counsel of ENERGY WEST, INCORPORATED, a Montana Corporation (the "Company"), and have acted as counsel to the Company in connection with a Registration Statement of Form S-2 (the "Registration Statement") relating to the sale by the Company of $8,000,000 of its Notes due June 1, 2012 (the "Notes").

I have examined such documents and have reviewed such questions of law as I have considered necessary and appropriate for the purposes of my opinion set forth below. In rendering my opinion set forth below, I have assumed the authenticity of all documents submitted to me as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to me as copies. I have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to certain questions of fact material to my opinion, I have relied upon certificates of other officers of the Company and of public officials.

Based on the foregoing, I am of the opinion that when the Notes and the Indenture pursuant to which such Notes will be issued have been duly executed and delivered by all parties thereto, the Notes and the Indenture will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

My opinion set forth above is subject to the following qualifications and exceptions.

    (a) My opinion is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar law of general application affecting creditors' rights.


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    (b)  My opinion is subject to the effect of general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, and other similar doctrines affecting the enforceability of agreement generally (regardless of whether considered in a proceeding in equity or at law.)

My opinion expressed above is limited to the laws of the State of Montana.

I hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to me under the caption "Validity of Notes" contained in the Prospectus included therein.

Dated: July 22, 1997


Very truly yours,

/s/ John C. Allen
John C. Allen
Corporate Counsel